Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-136943) of Neurologix, Inc. of our report dated March 24, 2006, which includes an explanatory paragraph related to the Company’s ability to continue as a going concern, on our audits of the statements of operations, changes in stockholders’ equity (deficiency) and cash flows of Neurologix, Inc. and subsidiary for the period from February 12, 1999 (date of inception) through December 31, 2005 which are not presented but are a component of the period from February 12, 1999 (date of inception) through December 31, 2009, which appears in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

/s/ J.H. Cohn LLP

Roseland, New Jersey

March 26, 2010